UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TEEKAY CORPORATION LTD.

(Exact name of registrant as specified in its charter)

Bermuda	98-0224774
(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

2nd Floor, Swan Building,

26 Victoria Street,

Hamilton HM 12, Bermuda

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, par value $0.001	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

On October 1, 2024, Teekay Corporation Ltd. (Teekay (Marshall Islands)) was domesticated from the Republic of the Marshall Islands and continued as a Bermuda exempted company (the Company, Teekay or Teekay (Bermuda)), subject to the Companies Act 1981 of Bermuda (the Bermuda Companies Act) and other laws of Bermuda, and changed its name from “Teekay Corporation” to “Teekay Corporation Ltd.” (such transaction, the Redomiciliation).

Upon effectiveness of the Redomiciliation, all of the shares of Teekay (Marshall Islands) common stock, par value $0.001 per share (Common Stock) and preferred stock, par value $1.00 per share, automatically converted by operation of law into common shares, par value $0.01 per share (Common Shares) and preferred shares, par value $1.00 per share (the Preferred Shares), respectively, of Teekay (Bermuda) on a one-for-one basis. The Common Shares of Teekay (Bermuda) are listed on the New York Stock Exchange (NYSE) under the same ticker symbol, “TNK,” under which the shares of Teekay (Marshall Islands) Common Stock were previously traded.

Item 1.	Description of Registrant’s Securities to be Registered.

General

Teekay may issue common shares or preferred shares in one or more distinct series, from time to time. This description summarizes the material terms of Teekay’s common shares and material terms that would be common to all series of Teekay’s preferred shares.

Authorized Capitalization

Under Teekay’s Bye-laws (the Bye-laws), Teekay’s authorized share capital consists of 750,000,000 shares, of which:

•	725,000,000 shares are designated as common shares, par value $0.001 per share; and

•	25,000,000 shares are designated as preferred shares, par value $1.00 per share.

Exchange Listing

Teekay’s Common Shares are listed on the New York Stock Exchange, where they trade under the symbol “TK”.

Transfer Agent and Registrar

The registrar and transfer agent for Teekay common shares is Computershare Inc.

Common Shares

Voting Rights

Under the Bye-laws, holders of Teekay’s common shares are entitled to one vote per share. The holders of Teekay’s common shares and preferred shares will generally vote together as a single class on matters submitted to a vote of our shareholders unless otherwise required by Bermuda law or the Bye-laws.

Dividends

Under the Bye-laws, and subject to preferences that may apply to any preferred shares outstanding at the time, the holders of common shares are entitled to any dividends that Teekay’s Board of Directors (the Board) may declare from time to time out of funds legally available for dividends. Satisfaction of any dividend preferences of outstanding preferred shares would reduce the amount of funds available for the payment of dividends on common shares.

Bermuda law prohibits the declaration or payment of any dividends if there are reasonable grounds for believing that (a) a company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due or (b) the realizable value of the company’s assets would thereby be less than its liabilities. There are no restrictions on the ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of common or preferred shares.

Liquidation Rights

Under the Bermuda Companies Act, upon Teekay’s liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares will be entitled to receive the same amount per common share of all Teekay’s assets remaining after the payment of any liabilities and the satisfaction of any liquidation preferences on any outstanding preferred shares.

Other Rights

Teekay’s common shares have no sinking fund, redemption provisions or preemptive rights to subscribe for any of Teekay’s securities. The rights, preferences and privileges of holders of Teekay’s common shares will be subject to the rights of the holders of any preferred shares that Teekay may issue in the future.

Transferability

There are no restrictions on the transfer of Teekay common shares, except as may be required by law. The consent of the Bermuda Monetary Authority will be sought for the issue and free transferability of all of Teekay’s shares to and between persons resident and non-residents of Bermuda for exchange control purposes, provided that such shares remain listed on an appointed stock exchange, which includes the NYSE. If uncertificated shares are surrendered to Teekay and Teekay receives proper transfer instructions from the registered owner, Teekay will cancel such shares, issue to the shareholder entitled thereto new equivalent uncertificated shares or certificated shares, as applicable, and the transaction will be recorded upon Teekay’s books.

Preferred Shares

The Bye-laws authorize the Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

The voting, dividend, liquidation, redemption, conversion or other rights of any preferred shares Teekay may issue could adversely affect the voting power and other rights of the holders of Teekay’s common shares and may have the effect of decreasing the market price of Teekay’s common shares.

Anti-Takeover Effect of Certain Provisions of Teekay’s Bye-laws

Several provisions of the Bye-laws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen Teekay’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize shareholder value in connection with any unsolicited offer to acquire Teekay. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of Teekay by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

Blank Check Preferred Shares

As noted above, under the terms of the Bye-laws, the Board has authority, without any further vote or action by Teekay’s shareholders, to issue up to 25 million “blank check” preferred shares. The Board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Teekay or the removal of Teekay management and might harm the market price of Teekay’s common shares.

Classified Board; Election and Removal of Directors

The Bye-laws provide for a classified (or “staggered”) board of directors, with the Board divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by the shareholders. This system of electing directors generally makes it more difficult for shareholders to replace a majority of the Board, which may discourage a third party from making a tender offer or otherwise attempting to gain control of Teekay.

Teekay’s shareholders may not call special general meetings to elect directors except in lieu of an annual meeting as discussed below under Ability to Call Shareholder Meetings. The Bye-laws provide that directors of Teekay of the applicable class of directors shall be elected at the annual general meeting of shareholders and each such director shall serve until the annual general meeting three years following their election and until their successor shall have been duly elected, subject to their earlier resignation, removal or death.

The Bye-laws provide that any director or the entire Board may be removed at any time, with cause, by the holders of Teekay’s common shares or by the Board. The Bye-laws provide that any meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

Ability to Call Shareholder Meetings

Under the Bye-laws, annual general meetings will be held at a time and place selected by the Board. The meetings may be held in or outside of Bermuda. Under Bermuda law, a company is required to convene an annual general meeting each calendar year, subject to potential waiver by the shareholders.

Our Board may call a special general meeting for any purpose and at any time. In addition, Bermuda law provides that shareholders holding at not less than 10% of the paid-up capital of Teekay carrying the right of voting at general meetings may requisition the Board to convene a special general meeting, subject to compliance with advance notice requirements set forth in the Bye-laws. Save in these circumstances, a shareholder will be prevented from calling a special general meeting for shareholder consideration of a proposal unless scheduled by the Board and shareholder consideration of a proposal may be delayed until the next general meeting.

Notice of Shareholder Proposals

Under Bermuda law, shareholders of Teekay may, at their own expense (unless the Company otherwise resolves) require the Company to give notice of any resolution that shareholders can properly propose at the next annual general meeting and/or to circulate a statement in respect of a matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders of Teekay necessary for such a request is either (a) the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or (b) not less than 100 shareholders. The proposing shareholders must comply with the advance notice requirements set forth in the Bye-laws.

Other Matters

Sales of Assets, Mergers and Dissolution

Under the Bermuda Companies Act, a merger or consolidation involving us (other than with subsidiaries at least 90% of whose shares Teekay owns) is required to be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of Teekay or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

A class of shares may be entitled to vote separately as a class on various corporate activities. The vote for such class will be determined by the Bermuda Companies Act and, if applicable, the Bye-laws.

Dissenters’ Rights of Appraisal and Payment

Under the Bermuda Companies Act, if a shareholder who did not vote in favor of an amalgamation or merger is not satisfied that fair value has been offered for such shareholder’s shares, the shareholder may within one month of notice of the shareholders meeting to approve the amalgamation or merger apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Board of Directors

The Bye-laws do not provide for cumulative voting in the election of directors. This may discourage, delay or prevent the removal of incumbent officers and directors. Teekay’s directors are elected by a plurality of the votes cast by shareholders entitled to vote. The Bye-laws provide that the Board must consist of at least three members and not more than eleven. The Board may change the number of directors within a range of three to eleven directors pursuant to resolution approved by a majority of the entire board.

Amendment of Memorandum of Continuance or Bye-laws

Under the Bermuda Companies Act, amendments to Teekay’s Memorandum of Continuance (the Memorandum of Continuance) generally may be authorized by a vote of the holders of a majority of all of Teekay’s outstanding shares entitled to vote. Under Bermuda law, the holders of an aggregate of not less than 20% in par value of Teekay’s outstanding share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the Memorandum of Continuance adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the Memorandum of Continuance must be made within 21 days after the date on which the resolution altering Teekay’s Memorandum of Continuance is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

The Bye-laws may be amended or repealed, or new bye-laws may be adopted, at any meeting of the Board by the affirmative vote of a majority of the directors, present in person at a meeting of the Board at which a quorum is present (or by unanimous written consent of the entire Board in lieu of a meeting) and by the affirmative vote of the holders of a majority of the voting power of all Teekay’s outstanding share capital entitled to vote (or by the unanimous written consent of all of the shareholders in lieu of a meeting).

Limitations on Ownership

Neither the Memorandum of Continuance nor the Bye-laws limit the right to own Teekay securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Teekay’s securities.

Item 2.	Exhibits.

Exhibit No.	Description

3.1*	Memorandum of Continuance of Teekay Corporation Ltd.

3.2*	Bye-laws of Teekay Corporation Ltd.

4.1	Agreement Regarding Registration Rights Agreement, dated May 30, 2014, between Kattegat Private Trustees (Bermuda) Ltd., as sole trustee of the Kattegat Trust, and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 1, 2021).

4.2*	Specimen of Teekay Corporation Ltd. Common Share Certificate.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TEEKAY CORPORATION LTD.

Date: October 1, 2024	By:	/s/ Frans Lotz
Name: Frans Lotz
Title: General Counsel, Secretary and
Privacy Officer